UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32701

EMERGENCY MEDICAL SERVICES CORPORATION

(Exact name of registrant as specified in its charter)

6200 S. Syracuse Way, Suite 200

Greenwood Village, Colorado 80111

(303) 495-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Emergency Medical Services Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

EMERGENCY MEDICAL SERVICES CORPORATION

Date:	June 6, 2011	By:	/s/ Craig A. Wilson
		Name:	Craig A. Wilson
		Title:	Senior Vice President and General Counsel